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                                                                 EXHIBIT 4.3(i)




Michigan                                       Corporate Special Assets (10-60)
National                                       27777 Inkster Road
Bank                                           Farmington Hills, MI 48333-9065

February 26, 1997

Mr. Alan S. Ker
Chief Financial Officer
Universal Standard Medical Laboratories, Inc.
26500 Northwestern Highway
Southfield, Michigan  48076

Re:      Waiver of December 31, 1996 Loan Covenants

Dear Mr. Ker:

         On February 6, 1997, Michigan National Bank, a national banking association (the "Bank") and Universal Standard Medical Laboratories, Inc., a Michigan corporation (the "Borrower") entered into a Second Amended and Restated Business Loan Agreement. Pursuant to the Loan Agreement, Bank has extended to Borrower the following loans:

         1. Line of Credit in the amount of Five Million, Five Hundred Thousand and 00/100 Dollars ($5,500,000.00);

         2. Term Loan in the amount of Six Million and 00/100 Dollars ($6,000,000.00);

         3. Letter/Line of Credit-B in the amount Fifty Thousand and 00/100 Dollars ($50,000.00).

The loans described in the Loan Agreement shall be referred to in this letter as the "Loans." The Loans are secured by certain collateral described in
Section V of the Loan Agreement.

         Section III.A.2 of the Loan Agreement requires Borrower to maintain its ratio of Funded Debt to Cash Flow to be not more than 3.0 to 1.0. Section III.A.3. of the Loan Agreement requires Borrower to maintain a Current Ratio of not less than 1.50 to 1.00. Borrower has notified Bank that it expects to violate each of these financial covenants for the fourth quarter of 1996 due to special restructuring charges and treatment of Deferred Taxes under GAAP requirements. Borrower has requested that Bank waive the defaults caused by the violation of these covenants. Bank is willing to waive these defaults, subject to the terms and conditions of this letter.

         1. Capitalized terms not defined herein shall have the meaning given to them in the Loan Agreement.

         2. Subject to the Borrower's consent to the conditions in this letter, Bank waives the defaults which are described in this letter. Nothing in this letter shall be deemed to constitute a waiver of (i) any future defaults in the financial covenants contained in Section III.A. of the Loan Agreement or (ii) of a default in any other provision of the Loan Agreement or any Related Documents.
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         3.      Except as described in this letter, the Loan Agreement and
                 Related Documents will remain in full force and effect. All collateral securing the Loans will continue to secure the Loans.

         4. The modifications described in this letter shall not constitute the establishment of a course of dealing between the parties. Bank reserves, and Borrower expressly acknowledges that Bank has the right to deny any future request for modification or waiver of any of the provisions of the Loan Agreement or the Related Documents.

         5. The effectiveness of the modifications contained in this letter are expressly conditioned on the receipt of a waiver fee in the amount of $5,000 or payment in full of all outstanding Indebtedness of Borrower by March 7, 1997.

         6. This letter agreement shall be governed by and construed in accordance with the laws of the State of Michigan. This letter may be modified only by a written instrument signed by both parties to this letter.

         If this letter accurately reflects the understanding of the parties, please execute the letter in the indicated place and return it to me.

                                        Very truly yours,

                                        /s/ Eric L. Johnson

                                        Eric L. Johnson
                                        Corporate Asset Manager


This letter accurately reflects the understanding of the parties.


Universal Standard Medical Laboratories, Inc.

By:   /s/ Alan S. Ker                            Date:      2/26/97
      --------------------------------------           --------------------
      Alan S. Ker
Its:  Vice President - Finance and Treasurer